EXHIBIT 77C
FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY FUND INCORPORATED
(the "Fund")

Meeting of Shareholders

On April 19, 2012, the Fund held its Annual Meeting of Shareholders (the "Annual Meeting") for the following purposes: (i) election of Directors of the Fund ("Proposal 1") and (ii) to approve a change to the Fund's fundamental investment policy regarding concentration of investments ("Proposal 2"). The proposals were approved by the shareholders and the results of the voting are as follows:


Proposal 1: Election of Directors.

    Name             For        Withheld
    David Gale     6,572,098    287,149


Donald Crumrine, Morgan Gust, Karen H. Hogan and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.

Proposal 2: Approve a change to the Fund's fundamental investment policy regarding concentration of investments.

Proposal 2-B (only):    Revise the fundamental investment policy relating
to concentration of investments in the utilities industry


            For        Against    Abstain
          5,359,268    195,294    76,624